

02017234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of September, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

**Bolívar 108
(C1066AAB)
Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F _✸_   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _✸_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the letter dated September 9, 2002 filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* with the report of results for the Annual Financial Statements for the fiscal year ended on June 30, 2002.

By letter dated September 9, 2002, the Company filed the report of results for the Annual Financial Statements for the fiscal year ended on June 30, 2002. The result of such period reflects an accumulated loss of Ps. 499,619,000 (Pesos four hundred and ninety nine million six hundred and nineteen thousand).